UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                              (Amendment No. 1 ) *


                               Archon Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Exchangeable Redeemable Preferred Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    03957P200
                  --------------------------------------------
                                 (CUSIP Number)


                                December 31, 2006
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]  Rule 13d-1 (b)

         [X]  Rule 13d-1(c)

         [ ]  Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the ACT but shall be subject to all other provisions of the Act (however, see the Notes).


     Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                Page 1 of 6 pages

CUSIP No.            03957P200
--------------------------------------------------------------------------------
1.   Names of Reporting Persons.     Plainfield Special Situations Master Fund
                                     Limited
     I.R.S. Identification Nos. of above persons (entities only).
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization

     Cayman Islands
--------------------------------------------------------------------------------
Number of                    5.   Sole Voting Power           254,546
Shares Bene-                 ---------------------------------------------------
ficially owned               6.   Shared Voting Power         0
by Each                      ---------------------------------------------------
Reporting                    7.   Sole Dispositive Power      254,546
Person With:                 ---------------------------------------------------
                             8.   Shared Dispositive Power    0
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     254,546
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)
                                                                             [ ]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)

     5.77%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)

     CO
--------------------------------------------------------------------------------

                                Page 2 of 6 pages

CUSIP No.            03957P200
--------------------------------------------------------------------------------
1.   Names of Reporting Persons.     Plainfield Asset Management LLC
     I.R.S. Identification Nos. of above persons (entities only).
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization

     Delaware
--------------------------------------------------------------------------------
Number of                    5.   Sole Voting Power           254,546
Shares Bene-                 ---------------------------------------------------
ficially owned               6.   Shared Voting Power         0
by Each                      ---------------------------------------------------
Reporting                    7.   Sole Dispositive Power      254,546
Person With:                 ---------------------------------------------------
                             8.   Shared Dispositive Power    0
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     254,546
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)
                                                                             [ ]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)

     5.77%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)

     OO
--------------------------------------------------------------------------------

                               Page 3 of 6 pages

CUSIP No.            03957P200
--------------------------------------------------------------------------------
1.   Names of Reporting Persons.     Max Holmes
     I.R.S. Identification Nos. of above persons (entities only).
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization

     United States
--------------------------------------------------------------------------------
Number of                    5.   Sole Voting Power           254,546
Shares Bene-                 ---------------------------------------------------
ficially owned               6.   Shared Voting Power         0
by Each                      ---------------------------------------------------
Reporting                    7.   Sole Dispositive Power      254,546
Person With:                 ---------------------------------------------------
                             8.   Shared Dispositive Power    0
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     254,546
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)
                                                                             [ ]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)

     5.77%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)

     IN
--------------------------------------------------------------------------------

                                Page 4 of 6 pages

     This amendment No. 1 ("Amendment") amends the Statement on Schedule 13G filed with the Securities and Exchange Commission on May 19, 2006 by Plainfield Special Situations Master Fund Limited, a Cayman Islands corporation ("Master Fund"), Plainfield Asset Management LLC, a Delaware limited liability company ("Asset Management") and Max Holmes, an individual (collectively, the "Filers") (the "Schedule 13G"). This amendment to the Schedule 13G relates to the Exchangeable Redeemable Preferred Stock ("Preferred Stock") of Archon Corporation, a Nevada corporation ("Issuer"). The following amendments to the
     Schedule 13G are hereby made. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the
     Schedule 13G.

     The Filers do not believe that the Preferred Stock of the Issuer constitutes an "equity security" as defined in Section 13(d)(1) of the Act given that the Preferred Stock is non-voting stock and is thereby excluded from the definition of "equity security" pursuant to Rule 13d-1 promulgated under the Act. Accordingly the Filers are filing this Amendment on a voluntary basis.


Item 4. Ownership.
See Items 5-9 and 11 on the cover page for each filer. The ownership listed on the cover page includes ownership as of February 1, 2007 of 254,546 shares of Preferred Stock. The percentage ownership listed on the cover page has been calculated in accordance with ss. 240.13d-3(d)(1) and is based upon 4,413,777 shares of the Issuer's Preferred Stock outstanding on September 30, 2006, as reported in the Issuer's Annual Report on Form 10-K for the fiscal year ended September 30, 2006.

The Preferred Stock was purchased by Master Fund. Master Fund is a private investment vehicle formed for the purpose of investing and trading in a wide variety of securities and financial instruments. Asset Management is the Manager of Master Fund. Max Holmes is the chief investment officer of Asset Management.


                                ----------------

Instruction. For computations regarding securities which represent a right to acquire an underlying security see ss.240.13d-3(d)(1).


                                Page 5 of 6 pages

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 2, 2007

                                       PLAINFIELD SPECIAL SITUATIONS MASTER FUND
                                       LIMITED


                                       By: /s/ THOMAS X. FRITSCH
                                           -------------------------------------
                                           Thomas X. Fritsch
                                           Authorized Individual


                                       PLAINFIELD ASSET MANAGEMENT LLC

                                       By: /s/ THOMAS X. FRITSCH
                                           -------------------------------------
                                           Thomas X. Fritsch
                                           Managing Director and General Counsel


                                       MAX HOLMES

                                       By: /s/ THOMAS X. FRITSCH
                                           -------------------------------------
                                           Thomas X. Fritsch
                                           Attorney-in-Fact*


* Duly authorized pursuant to Power of Attorney, dated February 1, 2007, by and on behalf of Max Holmes, appointing Thomas X. Fritsch as his attorney-in-fact, which Power of Attorney was filed on February 2, 2007 as Exhibit A to Amendment No. 1 to Statement on Schedule 13G by Plainfield Special Situations Master Fund Limited, Plainfield Asset Management LLC and Max Holmes, with respect to Riviera Holdings Corporation, SEC File No. 005-50785 and incorporated by reference herein.


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)


                                Page 6 of 6 pages